UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 19, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 13, 2012, Textainer Group Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Halco Holdings Inc (the “Selling Shareholder”), Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC as representatives of the several underwriters specified therein (the “Underwriters”), with respect to the offer and sale of an aggregate of 8,625,000 common shares, par value US$0.01 per share (the “Offered Shares”) of the Company to the Underwriters in connection with an underwritten public offering (the “Offering”). Of the Offered Shares, 6,125,000 shares (the “Company Shares”) are to be issued and sold by the Company (which includes 1,125,000 shares sold to the Underwriters pursuant to the full exercise of their option to purchase additional shares), and 2,500,000 shares are to be sold by the Selling Shareholder. On September 19, 2012, the Company and the Selling Shareholder completed the offer and sale of the Offered Shares to the Underwriters. The Company and the Selling Shareholder received net proceeds from the sale of Offered Shares of approximately $185,220,000 and $75,600,000, respectively (after deducting underwriting discounts). The Company will not receive any proceeds from the sale of any shares by the Selling Shareholder. The Underwriting Agreement is attached to this Current Report on Form 6-K as Exhibit 1.1 and is incorporated herein by reference. In addition, a copy of the opinion of Conyers Dill & Pearman Limited with respect to the offer of the Company Shares is filed as Exhibit 5.1 as part of this Current Report on Form 6-K.

The Offering described in this Current Report on Form 6-K is more fully described in the Company’s final prospectus supplement filed with the Securities and Exchange Commission on September 14, 2012, to the accompanying base prospectus dated August 17, 2012, constituting a part of the Company’s Registration Statement on Form F-3 (File No. 333-171410) (the “Registration Statement”). The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1.1.

This Current Report on Form 6-K is being filed for the purpose of filing the attached documents in connection with the issuance of the Shares as exhibits to the Registration Statement and such exhibits are hereby incorporated by reference into the Registration Statement.

Exhibits

Exhibit No.	Description

1.1

Underwriting Agreement, dated September 13, 2012, by and among Textainer Group Holdings Limited, Halco Holdings Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC as representatives of the several underwriters specified therein.

5.1	Opinion of Conyers Dill & Pearman Limited.

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1

Underwriting Agreement, dated September 13, 2012, by and among Textainer Group Holdings Limited, Halco Holdings Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC as representatives of the several underwriters specified therein.

5.1	Opinion of Conyers Dill & Pearman Limited.

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).

3